Bellerophon Therapeutics, Inc.
184 Liberty Corner Road, Suite 302
Warren, New Jersey 07059

November 2, 2017
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention: Suzanne Hayes, Assistant Director

Re:	Bellerophon Therapeutics, Inc.
Registration Statement on Form S-3
Filed on October 24, 2017
File No. 333-221087

Dear Ms. Hayes:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Bellerophon Therapeutics, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Monday, November 6, 2017, at 9:00 a.m., Eastern Time, or as soon as thereafter practicable.

Any questions should be addressed to Jeffrey Schultz, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York 10017, telephone (212) 692-6732.

Thank you very much.

Very truly yours,

Bellerophon Therapeutics, Inc.

/s/ Fabian Tenenbaum
By: Fabian Tenenbaum
Title: Chief Executive Officer

cc:	Irene Paik, Securities and Exchange Commission
Jeffrey Schultz, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.